21001381

SEC
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Section

MAR 3 1 2021

Washington DC
416

Washington, D.C. 20549

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SEC FILE NUMBER
8-49748

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunbelt Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Blvd, Suite 1700
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting LLC
(Name – if individual, state last, first, middle name)

325 N St Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Smetek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sunbelt Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Heidi Latham
Notary Public

HEIDI LATHAM
My Notary ID # 12173514
Expires November 21, 2024

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on Management's Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SUNBELT SECURITIES, INC.

CONTENTS

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Sunbelt Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sunbelt Securities, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
March 26, 2021

SUNBELT SECURITIES, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 1,637,346
Commissions receivable	220,126
Advisory fees receivable	726,307
Deposit with clearing organization	100,000
Other receivables	93,889
Securities, at fair value	61,356
Right of use lease asset	753,387
	$ 3,592,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 74,491
Securities sold short, at fair value	1,274
Commissions payable	1,370,627
Note payable	358,386
Right of use lease liability	753,387
	2,558,165
Stockholders' equity	
Preferred stock, 85,000 shares authorized, Series A convertible, with $ .001 par value 85,000 shares issued and outstanding	85
Common stock, 10,000,000 shares authorized with $.001 par value, 40,000 shares issued and outstanding	40
Additional paid in capital	1,157,918
Retained (deficit)	(123,798)
Total stockholders' equity	1,034,245
	$ 3,592,410

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2020

Revenues	
Advisory Fees	$ 8,486,918
Commissions	4,234,259
Distribution Fees	4,030,246
Alternative Investments	2,239,349
Other	170,832
Interest Income	21,879
	19,183,483
Expenses	
Commissions and clearance paid to all other brokers	14,814,952
Compensation	2,534,019
Insurance	456,045
E&O Insurance	129,968
Regulatory fees and expenses	157,444
Occupancy and equipment costs	452,902
Professional fees	294,593
Technology and communications	163,533
Interest expense	26,983
Other expenses	254,206
	19,284,645
Loss before income taxes	(101,162)
Income Tax Expense	5,070
Net Loss	$ (106,232)

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

	Shares	Preferred Stock	Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2019	85,000	$ 85	40,000	$ 40	$ 1,157,918	$ (17,566)	$ 1,140,477
Net loss						(106,232)	(106,232)
Balances at December 31, 2020	85,000	$ 85	40,000	$ 40	$ 1,157,918	$ (123,798)	$ 1,034,245

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net (loss)	$ (106,232)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in commissions receivable	549,556
Increase in advisory fees receivable	(726,307)
Decrease in other receivables	500
Decrease in securities owned, net	(45,882)
Decrease in accrued expenses	(55,834)
Increase in commissions payable	284,715
Net cash provided (used) by operating activities	(99,484)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Paycheck Protection Plan loan	358,386
Net cash provided (used) by financing activities	358,386
Net increase in cash and cash equivalents	258,902
Cash and cash equivalents at beginning of year	1,378,444
Cash and cash equivalents at end of year	$ 1,637,346

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ 26,983
Income taxes	$ 5,070

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Sunbelt Securities, Inc. (the "Company") was formed October 23, 1996 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") on July 3, 1997 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States. The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to general practices within the securities industry.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Commissions receivable and receivables from broker dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the FASB Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2020, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Securities owned and securities sold not yet purchased represent temporary positions in the Company's error account at fair value and are deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended December 31, 2020.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2020, the Company had net capital of approximately $887,241 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.63 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Income Taxes

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits.

Note 6 - Lease Commitments

New Accounting Standard Adopted

In February 2016, the FASB issued ASU 2016-02, which created ASC 842, Leases. The new standard requires the lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and corresponding lease liability on the statement of financial condition. The new standard is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. For its fiscal year ending December 31, 2020, the Company recorded its leases as operating leases with a right-of-use asset and corresponding liability on its financial statements.

The Company leases office space under an operating lease agreement that expires in April 2026. Rental expense of $452,902 was charged to operations for the year ended December 31, 2020.

Future minimum lease payments under the lease liabilities together with the present value are as follows:

Year Ending December 31,	
2021	$ 200,084
2022	204,238
2023	208,392
2024	212,546
2025	216,700
2026	73,387
	$ 1,115,347
Total payments under operating lease liabilities	1,115,347
Less discount to present value	(398,132)
Total operating lease payments	717,215

Note 7 - Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Advisory Fees

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as

Note 7 - Revenue Recognition, continued

they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Alternative Investments

Alternative Investment revenues are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. The contractual obligations especially include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefore the Company does not have a significant amount of commissions receivable at the end of a reporting period.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 – Paycheck Protection Plan ("PPP") Loan

The Company received loan proceeds in the amount of approximately $358,386 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its

Note 9 – Paycheck Protection Plan ("PPP") Loan, continued

payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company used these proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan and has applied for loan forgiveness.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2020

Schedule I

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 1,034,245
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	1,034,245
Deductions and/or charges	
Less Non-allowable assets	
Other receivables	93,889
Securities, positions with no market	13,402
Net capital before haircuts on securities positions	926,954
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-(1c)(2)	
Other securities	39,713
Net capital	$ 887,241

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 74,492
Commissions payable	1,370,627
Total aggregate indebtedness	$ 1,445,119

Schedule I (continued)

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 96,341
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 742,729
Ratio: Aggregate indebtedness to net capital	1.63 to 1

Reconciliation with company's computation

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON MANAGEMENT'S EXEMPTION REPORT

Required By SEC Rule 17a-5

Year Ended December 31, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Sunbelt Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Sunbelt Securities, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;
2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a mutual fund retailer, acting as a broker or dealer selling variable life insurance or annuities, solicitor of time deposits in a financial institution and providing investment advisory services; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to acting as an underwriter or selling group participant, acting as a mutual fund retailer, acting as a broker or dealer selling variable life insurance or annuities, solicitor of time deposits in a financial institution, providing investment advisory services, acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions and the private placement of securities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Hartgraves Accounting & Consulting, LLC

Dallas, TX
March 26, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Sunbelt Securities, Inc. Exemption Report

Sunbelt Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) underwriter or selling group participant (2) acting as a mutual fund retailer (3) broker or dealer selling variable life insurance or annuities (4) solicitor of time deposits in a financial institution (5) investment advisory services (6) broker or dealer selling tax shelters or limited partnerships in primary distributions (7) private placements of securities.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, David Smetek, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: February 16, 2021